UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

YAK COMMUNICATIONS INC.

(Name of Subject Company (Issuer))

GLOBALIVE COMMUNICATIONS CORP.

YAKQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, no par value per share	984208 20 7
(Title of classes of securities)	(CUSIP number of common stock)

Anthony Lacavera

Chief Executive Officer

Globalive Communications Corp.

60 Adelaide Street East, 6th Floor

Toronto, Ontario M5C 3E4 Canada

(416) 640-1088

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kevin K. Rooney, Esq.

Hayden Bergman Rooney, Professional Corporation

150 Post Street, Suite 650

San Francisco, California 94108

(415) 692-3310

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$68,067,562.50	$7,283.23

(1)	Estimated for purposed of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $5.25 per share.
(2)	The amount of the filing fee is calculated in accordance with the Securities and Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Yakquisition Corp., a Delaware corporation (the “Offeror”), and wholly-owned subsidiary of Globalive Communications Corp., a Nova Scotia unlimited liability company (the “Parent”), and (ii) the Parent. This Schedule TO relates to the offer by the Offeror to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of Yak Communications Inc., a Florida corporation (the “Company”), at a purchase price of $5.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Yak Communications Inc., a Florida corporation. The Company’s principal executive offices are located at 300 Consilium Place, Suite 500, Toronto, Ontario M1H 3G2 Canada. The Company’s telephone number at such address is (647) 722-2752.

(b) This Schedule TO relates to the outstanding shares of common stock, no par value per share, of the Company. According to the Company, there were 12,965,250 Shares outstanding on September 20, 2006. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is filed by the Offeror and the Parent. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and the Parent” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and the Parent,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of the Parent, the Offeror, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities of the Company, an election of directors of the Company or sale or transfer of a material amount of assets of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and the Parent” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and the Parent,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Conditions to the Offeror’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(3) None.

(a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a	)(1)(i)	Offer to Purchase, dated October 3, 2006.*

(a	)(1)(ii)	Form of Letter of Transmittal.*

(a	)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a	)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1)(vii)	Instructions for Form W-8BEN and Form W-8BEN.*

(a	)(1)(viii)	Form of Summary Advertisement as published on October 3, 2006 in The New York Times.

(a	)(1)(ix)	Joint Press Release issued by the Parent and the Company on September 21, 2006.(1)

(a	)(5)	Form of Press Release to be issued by the Parent on October 3, 2006.

(b	)(1)	Commitment Letter, dated September 27, 2006 by and among Globalive, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce.(2)

(b	)(2)	Commitment Letter, dated October 2, 2006 between Globalive and Canadian Imperial Bank of Commerce and Roynat Capital.(3)

(d	)(1)	Agreement and Plan of Merger, dated as of September 20, 2006, by and among the Parent, the Offeror and the Company.

(d	)(2)	Form of Support and Exchange Agreement entered into between the Parent and certain shareholders of the Company.(4)

(d	)(3)	Escrow Agreement, dated as of September 20, 2006, by and among the Parent, the Company and Wildeboer Dellelce LLP.(5)

(d	)(4)	Confidentiality Agreement, dated June 30, 2006, between Globalive and the Company.

(g	)	None.

(h	)	None.

*	Included in mailing to shareholders.
(1)	Incorporated by reference to Schedule TO-C filed by the Parent on September 20, 2006.
(2)	Incorporated by reference to Exhibit 1 to Schedule 13D filed by the Parent on October 2, 2006.
(3)	Incorporated by reference to Exhibit 2 to Schedule 13D filed by the Parent on October 2, 2006.
(4)	Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on September 22, 2006.
(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 22, 2006.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLOBALIVE COMMUNICATIONS CORP.

By:	/s/ ANTHONY LACAVERA
Name:	Anthony Lacavera
Title:	Chief Executive Officer

YAKQUISITION CORP.

By:	/s/ ANTHONY LACAVERA
Name:	Anthony Lacavera
Title:	Chief Executive Officer

Dated: October 3, 2006

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated October 3, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for Form W-8BEN and Form W-8BEN.*

(a)(1)(viii)	Form of Summary Advertisement as published on October 3, 2006 in The New York Times.

(a)(1)(ix)	Joint Press Release issued by the Parent and the Company on September 21, 2006.(1)

(a)(5)	Form of Press Release to be issued by the Parent on October 3, 2006.

(b)(1)	Commitment Letter, dated September 27, 2006 by and among Globalive, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce.(2)

(b)(2)	Commitment Letter, dated October 2, 2006 between Globalive and Canadian Imperial Bank of Commerce and Roynat Capital.(3)

(d)(1)	Agreement and Plan of Merger, dated as of September 20, 2006, by and among the Parent, the Offeror and the Company.

(d)(2)	Form of Support and Exchange Agreement entered into between the Parent and certain shareholders of the Company.(4)

(d)(3)	Escrow Agreement, dated as of September 20, 2006, by and among the Parent, the Company and Wildeboer Dellelce LLP.(5)

(d)(4)	Confidentiality Agreement, dated June 30, 2006, between Globalive and the Company.

(g)	None.

(h)	None.

*	Included in mailing to shareholders.
(1)	Incorporated by reference to Schedule TO-C filed by the Parent on September 20, 2006.
(2)	Incorporated by reference to Exhibit 1 to Schedule 13D filed by the Parent on October 2, 2006.
(3)	Incorporated by reference to Exhibit 2 to Schedule 13D filed by the Parent on October 2, 2006.
(4)	Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on September 22, 2006.
(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 22, 2006.